UNITED STATES SECURITIES
                            AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K
                                CURRENT REPORT

        REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
                16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             FOR JUNE 10, 2003
                             -------------------

                             SHEP TECHNOLOGIES INC.
                         (FORMERLY INSIDE HOLDINGS INC.)
                  ------------------------------------------
                (Translation of registrant's name into English)

            Suite 880, 609 Granville Street, Vancouver, BC, Canada
           ---------------------------------------------------------
                  (Address of principal executive offices)

   [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                       Form 20-F  X       Form 40-F
                                 -----               -----
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                              Yes       No   X
                                  ---       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THE COMPANY, A FOREIGN PRIVATE ISSUER DOMICILED IN CANADA, IS REQUIRED, UNDER THE BRITISH COLUMBIA SECURITIES ACT AND RULES TO FILE WITH THE BRITISH COLUMBIA SECURITIES COMMISSION, FOR PUBLIC VIEWING, QUARTERLY AND ANNUAL FINANCIAL STATEMENTS, AND OTHER INFORMATION, WHICH THE REGISTRANT DEEMS OF MATERIAL IMPORTANCE TO STOCKHOLDERS.

THE COMPANY INTENDS TO APPLY FOR A LISTING ON THE LONDON STOCK EXCHANGE'S ("LSE") ALTERNATIVE INVESTMENT MARKET ("AIM").

Copy of the News Release is attached hereto and filed as Exhibit 99.a to this filing on Form 6-K.

Exhibit 99.a
News Release
June 10, 2003

                         SHEP TECHNOLOGIES APPLIES FOR
                      AIM LISTING ON LONDON STOCK EXCHANGE

June 10, 2003 - SHEP TECHNOLOGIES INC. (OTCBB: STLOF, BER: IH3) ("STI" or the "Company"), announced today that it intends to apply for a listing on the London Stock Exchange's ("LSE") Alternative Investment Market ("AIM"). AIM is Europe's most important venture capital exchange, providing an international market for young and growing companies. Created in 1995, AIM has facilitated the raising of over US$11.0 billion for some 850 AIM companies, both domestic and foreign.

STI management believes that an AIM listing will provide the Company with greatly improved access to investment capital and will also significantly enhance shareholder appeal due to its UK-based share trading venue. STI's operations and intellectual property are situated in the UK, and the European market offers enormous potential for the implementation of SHEP System technology.

As a first step towards its AIM listing, STI retained the services of a leading, UK-based chartered accountant and business advisory firm during a trip to the UK last week. This firm will seek approval from UK tax authorities to allow the Company to offer significant tax advantages to incoming UK-based shareholders, both corporate and private.

During the UK trip, STI management also met with several pre-screened firms in order to select a team of professionals that will be required to secure the AIM listing. The team will include a nominated advisor ("NOMAD"), nominated brokers, a solicitor to STI and reporting accountants. Based on these meetings, final selections are expected within two weeks.

During and pursuant to the AIM listing process, STI will continue to adhere to both Canadian and US Security Exchange Commission regulatory requirements as British requirements are introduced.

About SHEP Technologies Inc.

SHEP Technologies Inc. owns SHEP Limited, a corporation based in the Isle of Man with operations in Taunton, England and in the United States. SHEP Limited has designed and developed proprietary energy technology for application in the global automotive sector.

The SHEP System, using electronics and proprietary hydraulic pump motors, captures otherwise lost kinetic energy generated during vehicle braking, and utilizes this recovered energy for vehicle acceleration during the inefficient low-speed acceleration phase. Under a controlled test environment at one of the world's largest automotive manufactures, significant fuel savings, together with reduced engine and brake wear and tear, were realized.

The SHEP System is intended to be equally applicable to delivery, service and passenger vehicles of all sizes and variety. Optimal use of SHEP technology is anticipated in high density urban traffic environment where acceleration and braking cycles are frequent - accordingly buses, trucks, taxis and subway systems could be ideal applications.

The Company anticipates licensing its "Stored Hydraulic Energy Propulsion" (the "SHEP System") to automotive manufacturers and their Tier 1 suppliers. Hydraulic propulsion is being embraced by OEMs in the automotive industry. In particular, SHEP components are incorporated as an integral part of one of North America's major auto producer's hydraulic power assist-equipped development vehicles, which passed formal `Proof of Concept' in December 2000 and is now positioned for the `Implementation Ready' design, development and testing phase.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Malcolm P. Burke
Malcolm P. Burke, President and Chief Executive Officer

Statements about the Company's future expectations, including future revenues and earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.

Specifically, the listing of the Company's shares on the Alternative Investment Market is subject to a number of uncertainties beyond the control of STI.

For further information, please contact:
Malcolm P. Burke
Tel: 604-689-1515
info@shepinc.com
www.shepinc.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.


Date:   June 10, 2003

                                              SHEP TECHNOLOIGES INC.

                                        By:   /s/ Malcolm P. Burke
                                              -----------------------
                                              Malcolm P. Burke
                                              President and CEO